NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024
People’s Republic of China

February 21, 2025

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance
Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2023 File No. 001-38235

Dear Mr. Shapiro and Ms. Shenk,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 28, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on May 9, 2024 (the “2023 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2023 Form 20-F submitted on January 16, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues and Cost of Revenues, page 101

1.	We note your response to prior comment 1 and your quantification of the impacts of Anji Green and Sinopower Holdings on energy solutions revenue. Please revise your disclosure for charging services revenue to quantify (in RMB) the extent to which changes are attributable to changes in prices or to changes in the volume or amount of services being sold or to the introduction of new services.

The Company acknowledges the Staff’s comment and respectfully proposes to revise the disclosures under “Item 5. Operating and Financial Review and Prospects” on page 101 of the 2023 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject being disclosed.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

February 21, 2025

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues increased from RMB92.8 million in 2022 to RMB320.1 million (US$45.1 million) in 2023.

Charging Services. Charging services revenues were primarily generated from the provision of mobility connectivity solutions and the provision of charging services under our full station operation model. Charging services revenues increased from RMB82.6 million in 2022 to RMB129.1 million (US$18.2 million) in 2023. The increase in charging services revenues was primarily attributable to RMB47.5 million increase in revenue from mobility connectivity solutions offset by a RMB1.0 million decrease in revenue from full operation model. The significant increase in revenue from mobility connectivity solutions was driven by the surge of orders transacted through our mobile connectivity solutions which has increased 75% year over year, while service charge rate remained stable in 2023 relative to 2022. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB323.8 million (US$45.6 million) in 2023.

Energy Solutions. Energy solutions revenues increased from RMB8.1 million in 2022 to RMB187.3 million (US$26.4 million) in 2023. The increase reflects our new strategic focus on the delivery of our energy solutions and was primarily driven by the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province, which contributed revenue of RMB57.2 million, and our acquisition of a majority stake in Sinopower Holdings International Co. Limited in June 2023, which contributed revenue of RMB86.1 million since the acquisition. We may not be able to maintain a similar rate of growth, which is a risk often shared by companies with limited operating histories participating in rapidly evolving industries with intense competition. See “Risk Factors—Risks Related to Our Business and Industry—We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.”

Cost of Charging Services, page 101

2.	We note your response to prior comment 2. You state cost of charging services remained relatively unchanged in 2023 despite the 56% increase in net charging services revenue because "the increase in charging volume was primarily driven by strategies to deploy incentives that were presented net of revenues." This does not appear to explain why cost of charging services remained relatively constant despite the increase in charging services revenue, which is already presented on a net basis. Please advise. Please also explain the nature of the various costs included in cost of charging services.

The Company acknowledges the Staff’s comment and respectfully proposes to revise the disclosures under “Item 5. Operating and Financial Review and Prospects” on page 101 of the 2023 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject being disclosed.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

February 21, 2025

Cost of revenues

Cost of Charging Services. Cost of charging services was RMB84.2 million (US$11.9 million) in 2023 compared to RMB86.4 million in 2022. Cost of charging services included costs of providing mobility connectivity solutions and full station operation. Cost to provide mobility connectivity solutions primarily consisted of technical service fees and direct labor costs and these costs remained stable in 2023 relative to 2022 despite the increase in revenue from mobility connectivity solutions as they are less sensitive to increase in charging volume transacted through our network. The Company has deployed technical and human resources to establish a scalable platform in past years and it was able to benefit from economies of scale in 2023. Cost of full station operation, primarily consisting of operating costs of charging stations and electricity costs, remained stable in 2023 relative to 2022.

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Richard Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +86 10 5680 3969 or rchang@gunder.com.

Very truly yours,

/s/ Steven Sim
Steven Sim
Chief Financial Officer

cc: Richard Chang, Esq., Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP